SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

PTC REPORTS CONSOLIDATED THIRD QUARTER 2002 RESULTS

Warsaw – November 13, 2002 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the third quarter of 2002. Figures are presented in Polish Zloty and in accordance with International Financial Reporting Standards (IFRS).

The highlights:

•

Gross subscriber additions totaled 493 thousand in the third quarter 2002, 24.3 percent more than in the third quarter of 2001;

•

PTC increased its lead over the second operator with 4.55 million subscribers, up 29.8 percent over the prior year;

•

PTC maintained its market leadership position in the postpaid market segment with 40.6 percent market share and in the overall wireless market with 36.0 percent market share;

•

Revenues for the third quarter increased 14.2 percent to PLN 1,315.8 million when compared to the third quarter of 2001 and were up 10.1 percent sequentially versus the second quarter of 2002;

•

EBITDA margin was 37.1 percent in the quarter compared to 41.9 in the third quarter of 2001;

•

Average Revenue per User (ARPU) for the third quarter of 2002 was PLN 95.9;

•

Monthly churn rate during the quarter was 1.4 percent, compared to 1.5 percent in the second quarter of 2002 and 2.1 percent in the third quarter of 2001;

•

Net income was PLN 76.7 million in the third quarter of 2002, compared to net loss of PLN 152.2 million in the third quarter of 2001;

•

Total debt as of September 30, 2002 was PLN 4,469.1 million; Total debt to annualized EBITDA was 2.3x as of September 30, 2002 compared to 2.7x as of September 30, 2001;

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Financial highlights for the third quarter of 2002
Revenues: Total revenues for the third quarter of 2002 grew 14.2 percent when compared to the same period of 2001.

Revenues

Total revenues for the three months ended September 30, 2002 were PLN 1,315.8 million (US$ 317.2[1] million), an increase of PLN 163.6 million (US$ 39.4 million) or 14.2 percent compared to the third quarter of 2001 and PLN 120.7 million (US$ 29.1 million) or 10.1 percent compared to the second quarter of 2002.

During the quarter, service revenues and fees increased 16.1 percent to PLN 1,271.3 million (US$ 306.5 million) from PLN 1,095.6 million (US$ 264.1 million) in the third quarter of 2001, mainly as a result of increase in the subscriber base, partially offset by increasing share of lower ARPU prepaid customers in our subscriber base.

Compared to the third quarter of 2001, revenues from the sale of telephones and accessories decreased 22.0 percent to PLN 44.5 million (US$ 10.7 million) from PLN 57.1 million (US$ 13.8 million) as a result of increased proportion of prepaid gross additions buying starter packs (including SIM cards and activation with no handset).

PTC’s revenue was also impacted by the interconnection agreement with PTK Centertel, which came into effect in the middle of June 2002. The revenues coming from this agreement totaled PLN 51.1 million (US$ 12.3 million) or 3.9 percent of total revenues in the third quarter of 2002.

ARPU: During the third quarter of 2002, blended ARPU decreased by 9.9 percent from the third quarter of 2001. Stable postpaid ARPU relative to the third quarter of 2001 reflects the increasing proportion of business customers in the Company’s subscriber base.

ARPU

During the third quarter of 2002, monthly Average Revenue per User (ARPU) was PLN 95.9 (US$ 23.1) a decrease of 9.9 percent when compared to the third quarter 2001 ARPU of PLN 106.4 (US$ 25.6) and an increase of 0.4 percent when compared to PLN 95.5 (US$ 23.0) in the second quarter of 2002. The increase in the blended ARPU quarter over quarter can be attributed to additional revenue coming from interconnection agreement with PTK Centertel.

ARPU from postpaid subscribers during the third quarter 2002 was PLN 143.9 (US$ 34.6), 2.7 percent up over the third quarter of 2001. ARPU from prepaid subscribers was PLN 36.5 (US$ 8.8), 10.1 percent down from the same period of 2001.

Stable postpaid ARPU reflects the increasing proportion of business customers in the Company’s postpaid subscriber base and increasing ARPU coming from non-voice services.

The decrease in prepaid ARPU was the result of reduction in usage per customer following the strong increase in the prepaid customers base coupled with a slight decrease in incoming traffic from fixed line operators.

Cost of Sales: Cost of sales went up by 28.0 percent in the third quarter of 2002 when compared to the same period of 2001.

Cost of Sales

For the three months ended September 30, 2002, total cost of sales was PLN 867.9 million (US$ 209.2 million), up 28.0 percent from PLN 678.3 million (US$ 163.5 million) in the third quarter of 2001. Compared to the second quarter of 2002, cost of sales increased by 20.4 percent. The growth in cost of sales year-on-year was mainly caused by interconnect agreement with PTK Centertel which resulted in a cost of PLN 64.2 million (US$ 15.5 million) in the third quarter of 2002.

The cost of sales was also impacted by a provision in the amount of PLN 52.7 million (US$ 12.7 million) to cover potential exposure to pay additional interconnection fees to TPSA following the Anti-monopoly Court’s ruling to uphold TPSA’s appeal of URTiP’s November 2001 ruling in PTC’s favour (see Recent Developments). The provision covers the period from November 2001 till the end of September 2002 and has been presented under accruals.  If the provisions would be split by quarters then the third quarter 2002 cost of sales would amount to PLN 831.4 million (US$ 200.4 million), up 22.6 percent over the third quarter of 2001.

Excluding the impact of interconnection with PTK Centertel and TPSA’s provision, the cost of sale (excluding depreciation and amortization) would have grown by 13.8 percent in comparison to the third quarter.

During the third quarter of 2002, the cost of services sold increased 31.9 percent to PLN 602.0 million (US$ 145.1 million) from PLN 456.3 million (US$ 110.0 million) in the third quarter of 2001, while the cost of sales of telephones and accessories increased by 19.8 percent to PLN 265.9 million (US$ 64.1 million) compared to PLN 222.0 million (US$ 53.5 million).

A 24.3 percent increase in gross subscriber additions and the increasing number of phones subsidized in retention activities are the main underlying drivers of cost of sales of telephones and accessories. The increase was partially offset by a shift in the mix of gross adds towards prepaid subscribers, who tend to buy less sophisticated, cheaper handsets and a shift towards starter packs and away from prepaid handset sales.

Cost of Acquisition

During the quarter, the average cost of acquisition per gross addition decreased to PLN 343.1 (US$ 82.7) compared to PLN 486.1 (US$ 117.2) in the third quarter of 2001 and PLN 359.3 (US$ 86.6) in the second quarter of 2002. The decrease over the third quarter was mainly the result of the increasing share of prepaid subscribers among our gross subscriber additions.

The average cost of acquisition for postpaid subscribers increased to PLN 799.2 (US$ 192.7) in the third quarter of 2002 from PLN 738.4(US$ 178.0) in the second quarter of 2002, mainly as a result of including a deferred element of dealer commission, which were not included in the calculation of cost of acquisition in the first and second quarters of 2002. Other factors contributing to increased cost of acquisition were higher handset costs in Polish zloty terms and an aggressive and successful promotion in September 2002.

 The average acquisition cost for prepaid customers decreased to PLN 77.7 (US$ 18.7) compared to PLN 111.1 (US$ 26.8) in the second quarter of 2002. This decrease can be attributed to lower purchase prices for the less sophisticated handsets offered to this segment, followed by lower subsidies, a high share of starter SIM packs and lower promotional advertising expenditures.

Gross Margin

Gross margin for the third quarter was PLN 448.0 million (US$ 108.0 million), compared with gross margin of PLN 473.9 million (US$ 114.2 million) in the same period of 2001. As a percentage of total net sales, gross margin decreased to 34.0 percent in the third quarter of 2002 from 41.1 percent for the third quarter of 2001.  The fall in margin comes chiefly from TPSA interconnection provision and the interconnection agreement with PTK Centertel grossing up revenues and costs (with the advantage of costs), the ramping up of retention programs offsetting savings on cost of acquisition, the impact of weaker zloty indexed expenses and higher depreciation charges due to shortening of depreciation lives in January 2002.

Operating Expenses

Operating expenses for the three months ended September 30, 2002 increased to PLN 181.9 million (US$ 43.9 million) from PLN 186.7 million (US$ 45.0 million) in the third quarter of 2001. Compared to the third quarter of 2001, operating expenses decreased by 2.6 percent. When compared to the second quarter of 2002 operating expenses decreased by 12.8 percent. Operating expenses comprise of selling and distribution costs and administration and other operating expenses.

Selling and distribution costs decreased to PLN 119.9 million (US$ 28.9 million) in the third quarter of 2002 from PLN 133.0 million (US$ 32.1 million) in the third quarter of 2001 and from PLN 146.4 million (US$ 35.3 million) in the second quarter of 2002. The decrease over the second quarter was mainly a result of a strong decrease in bad debts due to provisions released as a result of better than expected collection efficiency, coupled with lower advertising and marketing costs.

Administration and other operating expenses increased to PLN 62.0 million (US$ 14.9 million) in the third quarter of 2002 from PLN 53.7 million (US$ 12.9 million) in the third quarter of 2001 and from PLN 62.3 million (US$ 15.0 million) in the second quarter of 2002. The increase in administration and other operating expenses is mainly due to loss of PLN 3.0 million (US$ 0.7 million) on sale of some of old GSM equipment and an increase of PLN 2.6 million (US$ 0.6 million) in amortization and depreciation.

Bad Debt Expense

Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, PTC has managed to significantly reduce its bad debt expense. During the quarter PLN 32.6 million (US$ 7.9 million) of provisions were released as collection rates are better than predicted when the provisions were made. New bad debt provisions are being calculated using revised ratios based on the stronger collection performance with effect from the second quarter of 2002. As a result the bad debt position shows an income of PLN 8.1 million (US$ 2.0 million). The bad debt in the third quarter 2001 was 0.5 percent. Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers.

EBITDA: In the third quarter of 2002, EBITDA was PLN 488.1 million, an increase of 1.1 percent over the third quarter of 2001.

EBITDA

EBITDA for the three months ended September 30, 2002 was PLN 488.1 million (US$ 117.7million) compared to PLN 482.6 million (US$ 116.3 million) in the same period of 2001. This represents EBITDA growth of 1.1 percent when compared to the previous year, the result of a 14.2 percent increase in revenues offset by an increase in the cost of sales and operating expenses excluding depreciation and amortization.

EBITDA margin for the quarter was 37.1 percent, a decrease from 41.9 percent in the third quarter of 2001.

EBITDA including the interconnect provision adjustments for the third quarter 2002 only would have been PLN 524.6 million (US$ 126.5 million), representing comparable EBITDA growth of 8.7 percent over the third quarter of 2001. EBITDA margin would be on the level of 39.9 percent.

Operating Profit: Operating profit for the quarter ended September 30, 2002 decreased by 7.4 percent to PLN 266.0 million when compared to the third quarter of 2001.

Operating Profit

Operating profit for the three months ended September 30, 2002, was PLN 266.0 million (US$ 64.1 million), down 7.4 percent when compared to PLN 287.2 million (US$ 69.2 million) in the same period of 2001. When compared to the second quarter of 2002, operating profit was stable.

The decrease in operating profit over the third quarter of 2001 is the result of the 5.5 percent decrease in gross margin coupled with a small increase in operating expenses.

An increase of 13.6 percent in depreciation and amortization was a key cost driver and mainly relates to management’s decision to shorten the useful lives of various 2G network fixed assets, some computer equipment and software,  effective from the beginning of 2002.

As a percentage of total net sales, operating profit was 20.2 percent in the third quarter of 2002 when compared to 24.9 percent in the corresponding period of the previous year.

Financial Expenses

Foreign exchange differences, interest expense and other financial losses resulted in a net financial expense of PLN 170.0 million (US$ 41.0 million) in the three months ended September 30, 2002 compared to the net financial losses of PLN 491.8 million (US$ 118.6 million) in the third quarter of 2001.

For the three months ended September 30, 2002, net interest expense was PLN 134.5 million (US$ 32.4 million) including PLN 32.7 million (US$ 7.9 million) of premium paid on Notes redemption, compared to PLN 129.2 million (US$ 31.1 million) a year ago. The fall in interest expenses net of the redemption costs was PLN 27.4 million (US$ 6.6 million). The decrease was mainly due to the decline in the debt level coupled with reduction in Zloty and Euro interest rates partially offset by weaker Zloty exchange rates increasing the Zloty equivalent of foreign currency interest payments.

Cash interest paid, net[2] for the three months ended September 30, 2002, was PLN 86.4 million (US$ 20.8 million).

The depreciation of the local currency against the Euro (1.7 percent) and against the U.S. dollar (2.6 percent) during the quarter, resulted in a net foreign exchange loss of PLN 46.6 million (US$ 11.2 million), compared to a net foreign exchange loss of PLN 316.1 million (US$ 76.2 million) for the third quarter of 2001. Gross foreign exchange losses in the third quarter of 2002 totaled PLN 74.9 million (US$ 18.1 million) of which PLN 28.3 million (US$ 6.8 million) was capitalized. Offsetting hedging gains net (realization and fair value valuation of forward contracts and ineffective part of cross currency swaps), were PLN 8.3 million (US$ 2.0 million).

Net foreign exchange loss includes a net loss of PLN 27.8 million (US$ 6.7 million) that relates to realized transactions and net loss of PLN 18.8 million (US$ 4.5 million) that relates to the change in the revaluation of financial assets and liabilities denominated in foreign currencies. Foreign exchange liabilities decreased during the third quarter of 2002 by US$ 127.0 million and Euro 29.8 million (principal value of repaid Notes).

During the quarter, the Company also recognized other financial gain net of PLN 11.1 million (US$ 2.7 million) compared to other financial loss net of PLN 46.6 million (US$ 11.2 million) in the third quarter of 2001. Other financial gain net for the quarter results from: a net gain of PLN 8.3 million (US$ 2.0 million) on the realization and fair valuation of forward contracts and ineffective part of cross currency swaps, net losses of PLN 6.8 million (US$ 1.6 million) on fair valuation of derivatives embedded in the finance lease, rentals and other trade contracts, a net gain of PLN 14.8 million (US$ 3.6 million) relating to the fair valuation of call options embedded in our Existing Notes and other costs of financing in the amount of PLN 5.2 million (US$ 1.3 million).

PTC is managing its foreign exchange and interest rate risks through its hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Net Income: PTC’s net income totaled PLN 76.7 million for the quarter ended September 30, 2002.

Net Income

Solid operating performance in the third quarter of 2002 was partially offset by the Zloty’s depreciation against the Euro, resulting in foreign exchange losses, the effect of which is a net income of PLN 76.7 million (US$ 18.5 million), compared to a net loss of PLN 152.2 million (US$ 36.7 million) in the third quarter of 2001, itself caused by Zloty depreciation year on year.

Liquidity

As of September 30, 2002, PTC had drawn down the Zloty tranche of PLN 1,160.2 million (US$ 279.7 million) under the senior secured Bank Credit Facilities, leaving approximately Euro 398.3 million (US$ 391.6 million) available.

Total debt as of September 30, 2002 was PLN 4,469.1 million (US$ 1,077.4 million). The total debt comprised of PLN 4,418.7 million (US$ 1,065.2 million) of long-term debt[3] and PLN 50.4 million (US$ 12.2 million) of current debt[4]. Total debt to annualized EBITDA decreased to 2.3x as of September 30, 2002 from 2.4x as of June 30, 2002.

EBITDA for the three months ended September 30, 2002, amounted to PLN 488.1 million (US$ 117.7 million) compared to PLN 86.4[5] million (US$ 20.8 million) in PTC’s investments in its GSM business. Accordingly, the Company is well established on a trajectory of free cash flow generation from its 2G business.

During the third quarter of 2002 PTC exercised a call option on its 10¾% Notes, redeeming the nominal amount of US$ 127.0 million. PTC also entered into some open market transactions and purchased EUR 12.5 million of the 10⅞% Notes issued in May 2001 and EUR 17.25 million of the 11¼% Notes issued in November 1999.

PTC was able to use its operating cash surplus and PLN 371.8 million (US$ 89.6 million) under its Bank Credit Facilities to pay PLN 696.2 (US$ 167.8 million) for the redemption of the Notes. Had PTC not called or repurchased Notes and allowing for the Euro 16.7 million (US$ 16.4 million) payment relating to the DCS 1800 license, PLN 392.7 million (US$ 94.7 million) would have been available to pay down the senior debt in comparison to the PLN 254.0 million (US$ 61.2 million) and PLN 270.0 million (US$ 65.1 million) repayments made in the first and second quarters respectively.

PTC may make further Notes redemptions subject to Management’s assessment of available financing headroom relative to the requirement to be able to execute on PTC’s business plan.

Operational Highlights

Growth in the subscriber base: In the third quarter of 2002, PTC’s subscriber base grew by 29.8 percent, when compared to the third quarter of 2001; allowing PTC to keep its leadership position in the Polish wireless market.

Subscriber Growth

During the third quarter, PTC attracted 492,938 subscribers (gross adds) compared to 396,662 in the corresponding quarter of 2001, bringing the total number of subscribers at the end of September 2002 to approximately 4.55 million. In comparison to the third quarter of 2001, the total subscriber base increased 29.8 percent to 4,549,274 from 3,503,695.

In the third quarter of 2002, PTC attracted 181,331 postpaid subscribers and 311,607 prepaid subscribers compared to 217,852 postpaid subscribers and 178,810 prepaid subscribers in the third quarter of 2001.

The increased proportion of prepaid users among PTC’s gross additions reflects the continuation of the trend first noted in the second quarter of 2001, whereby the deteriorating economic conditions and a growing acceptance of prepaid services, with no contractual obligations, is causing a slow-down in the growth of post-paid sales.

During the quarter, the Company’s postpaid subscribers increased to 2,469,046, a 8.1 percent increase from 2,284,562 at the end of the third quarter of 2001. Prepaid subscribers totaled 2,080,228 and represented 45.7 percent of all subscribers, versus 1,219,133 and 34.8 percent at the end of the third quarter of 2001. This represents prepaid growth of 70.6 percent over the third quarter of 2001. Strong growth in PTC’s prepaid gross additions reflects increased focus on enlarging our exposure to the fastest growing market segment. New prepaid tariff plans introduced in the second and third quarter of 2002 are aimed at further strengthening PTC’s position in this market segment.

The Company estimates that the overall Polish wireless market grew by approximately 8.2 percent in the third quarter of 2002 to approximately 12.6 million subscribers, representing 32.7 percent market penetration.

During the last several quarters, the total Polish prepaid market grew much faster than the postpaid market with growth rates of 12.9 percent and 3.6 percent respectively in the three months ended September 30, 2002.

PTC estimates its prepaid and postpaid market shares at 31.7 percent and 40.6 percent respectively compared to 31.6 percent and 41.1 percent respectively at the end of the second quarter of 2002. The falling share in the postpaid market masks satisfactory growth in the Company’s base of business customers over the quarter, helping postpaid ARPU and churn statistics. PTC is continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its retention offers.

PTC's subscriber base represents approximately 36.0 percent of the total wireless market, which continues to position PTC as the leader among wireless services providers in Poland. PTC increased its share of net additions of total Polish market between the second and third quarter of 2002 from approximately 30.7 percent to approximately 31.2 percent. Through its higher than average exposure to postpaid subscribers and business customers, PTC aims to maintain a revenue market share significantly above its subscriber market share.

Churn Rate: During the quarter churn rate decreased significantly as a result of new retention activities and end of the period with highest exposure to the contract terminations.

Churn Rate

In the third quarter of 2002, the average monthly churn rate decreased compared to the third quarter of 2001 to reach 1.4 percent. The average monthly churn rate was 1.5 percent for postpaid customers and 1.4 percent for prepaid customers, compared with churn of 2.4 percent for postpaid subscribers and 1.4 percent for prepaid subscribers in the third quarter of 2001.

The decreased churn rate in the postpaid market is primarily due to the attractive retention programs offered to PTC’s high ARPU subscribers. These loyalty programs were upgraded in the second quarter of 2002. PTC is continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its retention offers.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscriber’s average, MoU’s during the third quarter were 136, compared to 160 in the third quarter of 2001 and 139 in the second quarter of 2002.

Average MoU’s in the third quarter of 2002 were 196 minutes for postpaid customers and 61 minutes for prepaid customers compared with 201 and 80, respectively for postpaid and prepaid in the third quarter of 2001.

The decrease in MoU’s was mainly the result of the increased proportion of prepaid customers in the customer mix together with lower incoming traffic from fixed line operators due to very high fixed to mobile tariffs implemented by the monopoly incumbent operator TPSA.

SMSs sent from PTC’s network increased to 18 per subscriber, per month in the third quarter of 2002.

Growth in the number of SMS

During the third quarter of 2002, the average number of SMSs sent from PTC’s network increased to almost 18 SMSs per subscriber, per month compared to approximately 13 SMSs per month in the third quarter of 2001. Both postpaid and prepaid subscribers sent approximately 18 SMSs per month.

Network Build-Out: At the end of the third quarter of 2002, total network investment reached PLN 7.4 billion. This includes investments in network tangible assets of PLN 4.1 billion[6], license fees of PLN 2.7 billion[7] and computer and network software of PLN 0.6 billion[8].

Network Build-Out

During the third quarter of 2002, PTC invested in its non-license capital expenditure the amount of PLN 86.4[9] million (US$ 20.8 million), 66.7 percent down from PLN 259.3 million (US$ 62.5 million) in the third quarter of 2001. Reduced spending reflects a shift towards capacity and new services investments and away from coverage investments, which have now been largely completed. Additionally PTC covered its last installment of Euro 16.7 million under its DCS 1800 License. However, PTC appealed the amount of Euro 50 million of the license payment due to unequal treatment when compared to other mobile operators on Polish market.

In addition, according to the recent announcement made by URTiP regarding the change in the UMTS launch deadlines, investments in the Company’s 3G infrastructure will be moved in line with these new requirements to launch commercially in 2004 rather than in 2003.

Recent Developments

New Tariff Plans

Starting from July 1, 2002, PTC is offering a new tariff plan for pre-paid subscribers. Launch of the new tariff plan aims to further increase attractiveness of PTC’ pre-paid offer and follows the changes introduced in May 2002 (SMS focused tariff plan). The new tariff plan “Together” is for those who make most of their calls are within the Era network (cheap intranetwork calls and SMSs).

Starting from October 21, 2002, PTC introduced its new tariff plans for both post-paid private and post-paid business customers. The main innovations introduced together with these tariff plans are: optional per 1 second billing (with monthly fee), bundled minutes-SMSs exchangeability, cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. These are the first major price reductions on post-paid tariffs since November 2000.

New products and services

During the third quarter of 2002 PTC introduced several new products for its customers. GPRS roaming, pre-paid roaming and Multimedia Messaging Services (MMS) being the most important for both prepaid and postpaid customers. MMSs enables PTC’s customers to send files containing text, graphics, photos, sound or video. MMS price is based on the size of the file (PLN 2.0 for files up to 30kB and PLN 4.0 for files up to 100kB).

Polska Telefonia Cyfrowa reedems part of the 10¾% Notes

Following the amendments to the Bank Credit Facilities agreements announced in June 2002, PTC decided to call 50.15% of the 10¾% Notes, a principal amount of US$ 126,988,000 of its aggregated US$ 253,203,000 due in 2007 at the price of 105.375% with redemption date of August 20, 2002. The holders of bonds to be redeemed were chosen by random selection.

PTC repurchased a portion of its 10⅞% Notes and 11¼% Notes

PTC has repurchased EUR 12.5 million of the 10⅞% Notes issued in May 2001 and EUR 17.25 million of the 11%¼ Notes issued in November 1999.

PTC has also applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes. The delisting will apply only to the principal amount of Notes repurchased. The amounts of EUR 187.5 million of the 10⅞% Notes and EUR 282.75 million of the 11¼% Notes remain outstanding and continue to be listed on the Luxembourg Stock Exchange. However, PTC may from time to time decide to further repurchase those or any other of the outstanding Notes.

UMTS connection shown on The National Telecommunication Convention

Polska Telefonia Cyfrowa has been first in Poland and one of the first in Europe to demonstrate a test video telephone connection using UMTS technology. This simultaneous transmission of voice and picture shows future capabilities of UMTS technology – capabilities that would enable new forms of communication in the near future.

Mobile to fixed interconnection rates appealed by TPSA

On November 30, 2001, the President of URT issued a decision, which lowered mobile to fixed interconnection rates by approximately 67 percent. TPSA appealed this decision to the Anti-monopoly Court. On November 6, 2002 the Anti-monopoly Court upheld TPSA’s appeal solely for the reason that it regarded the justification for the new level of rates set by URT as insufficiently detailed. Other claims by TPSA, in particular challenging URT’s jurisdiction to issue the decision, have been turned down. PTC understands that URTiP is now obliged to issue a new decision in respect to PTC’s original complaint against TPSA. PTC strongly believes that URTiP will deliver a substantively unchanged decision in favor of PTC.

PTC intends to appeal to the Supreme Court for cancellation of Anti-monopoly Court’s decision. PTC is of the opinion that convergence of interconnection rates in Poland with the rates observed in more advanced European markets is inevitable and is a condition for establishing a fair competitive environment on the Polish telecommunications market. The URT decision of November 2001 was a proper step in this direction as it moved mobile-to-fixed interconnection rates to a level not far above European benchmarks.

Based on URT decision PTC has been calculating interconnection expenses, which for the period from the issuance of the decision till the end of the third quarter of 2002 are PLN 52.7 million lower than they would have been using the rates prevailing before the decision was issued. At the moment the result of the possible appeal to the Supreme Court or any new decision taken by URTiP is unknown. We have recorded provisions for the expenses in the third quarter of 2002 financial statements for the full amount of PLN 52.7 million based upon the decision of Anti-monopoly Court. The provision has been presented under accruals.

A similar appeal by TPSA, related to the interconnection fees paid by TPSA to PTC for the international calls terminated in PTC’s network, has been recently investigated by the Antimonopoly Court. The Court rejected TPSA’s claim on October 23, 2002 and upheld URT’s decision from May 28, 2001, which forced TPSA to pay PTC a fee equal to local fixed to mobile interconnection rate. Until end of the third quarter of 2002 revenues of PLN 128.4 million have been recognized from this source.  Management believes the possibility of TPSA winning any such appeal to be remote.

Awards

Polska Telefonia Cyfrowa was awarded the first place in non-public companies category in the final of IV edition of the “The best financial report of public and non-public companies in 2001” competition organized by The Foundation for the Development of Accountancy in Poland.

PTC was awarded in the Polish Quality Award competition, winning a distinction of the first degree. The Polish Quality Award is a unique distinction, which an organization can receive for implementing Total Quality Management (TQM) philosophy. The Polish Quality Award is the most prestigious award in Poland promoting modern management methods.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured.  Actual results may differ materially from those in the forward-looking statements.  Some factors that could cause actual results to differ include:

•

the effects of competition in the Polish market;

•

the costs and business risks related to entering new markets, provide new services;

•

the ability of PTC to continue to grow and maintain its leadership position in the market;

•

the uncertainties related to PTC’s strategic investments;

•

the impact of any unusual items resulting from PTC’s business operations;

•

the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes, including the impact of telecommunications regulations or other external factors over with PTC has no control; and

•

other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements.  You should not place undue reliance on such forward-looking statements.  PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.  PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Malgorzata Zelezinska
IR Manager
( (+48) 22 413 3275
Mobile: (+48) 602 20 3275
Fax: (+48) 22 413 6235
mzelezinska@era.pl

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Annex 1

Consolidated Statements of Operations – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	Nine months ended September 30, 2002 (unaudited)	Three months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2001 (unaudited)	Three months ended September 30, 2001 (unaudited)

Net sales	3,637,091	1,315,844	3,193,425	1,152,197

Cost of sales	(2,276,342)	(867,891)	(1,917,295)	(678,323)
	---------------	---------------	---------------	---------------
Gross margin	1,360,749	447,953	1,276,130	473,874

Operating expenses	(580,531)	(181,911)	(583,168)	(186,707)
	--------------	---------------	--------------	--------------
Operating profit	780,218	266,042	692,962	287,167

Non-operating items
Interest and other financial income	217,601	121,855	48,040	73,118
Interest and other financial expenses	(802,393)	(291,856)	(539,686)	(564,926)
	-------------	---------------	-------------	-------------
Profit/(loss) before taxation	195,426	96,041	201,316	(204,641)

Taxation benefit/(charge)	(53,253)	(19,324)	(1,394)	52,473
	-------------	---------------	-------------	-------------
Net profit/(loss) for the period	142,173	76,717	199,922	(152,168)
	=========	=========	========	========

#

Annex 2

 Consolidated Balance Sheets – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands on PLN)

	As at September 30, 2002 (unaudited)	As at December 31, 2001 (reclassified)

Current assets
Cash and cash equivalents	16,215	36,511
Short-term investments and other financial assets	18,416	98,278
Debtors and prepayments	666,993	538,822
Inventory	154,257	167,114
	-----------------	-------------
	855,881	840,725

Long-term assets
Tangible fixed assets, net	3,512,338	3,783,810
Intangible fixed assets, net	2,620,168	2,412,810
Financial assets	139,614	105,985
Deferred costs and other long term assets	75,274	74,123
	------------------	-------------
	6,347,394	6,376,728
	------------------	--------------
Total assets	7,203,275	7,217,453
	============	==========

Current liabilities
Accounts payable	183,159	286,621
Amounts due to State Treasury	105,795	46,184
Interest-bearing liabilities	168,760	190,429
Accruals	258,365	123,686
Deferred income and other liabilities	193,304	224,260
	----------------	-------------
	909,383	871,180

Long-term liabilities
Interest-bearing liabilities	4,850,536	5,083,933
Non-interest-bearing liabilities	116,051	193,822
Deferred tax liability, net	116,826	52,121
Provision for liabilities and charges	26,368	20,652
	------------------	-------------
	5,109,781	5,350,528
	------------------	-------------
Total liabilities	6,019,164	6,221,708
	----------------	------------

Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	(50,762)	(96,955)
Accumulated profit	354,119	211,946
	-----------------	---------------
	1,184,111	995,745
	-----------------	---------------
Total equity and liabilities	7,203,275	7,217,453
	============	===========

#

Annex 3

Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Nine months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2001 (unaudited) (reclassified)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net profit before taxation	195,426	201,316
Adjustments for:
Depreciation and amortization	694,586	541,551
Charge to provision and write-offs of doubtful debtors	15,595	52,619
Charge to provision for inventory	5,860	(1,317)
Other provisions long-term	5,716	1,790
Foreign exchangelosses, net and changes in financial instruments fair value	235,495	125,185
(Gain)/loss on disposal of tangibles and intangibles	8,984	(4,496)
Interest expense, net	349,296	364,481
	------------	--------------
Operating cash flows before working capital changes	1,510,958	1,281,129

Decrease in inventory	6,997	22,701
Increase in debtors, prepayments and deferred cost	(146,754)	(103,146)
Increase in trade payables and accruals	252,477	103,963
	------------	---------------
Cash from operations	1,623,678	1,304,647

Interest paid	(373,266)	(365,577)
Interest received	9,656	21,711
Income taxes paid	(850)	(783)
Realization of financial instruments	(16,038)	(99,590)
	------------	----------------
Net cash from operating activities	1,243,180	860,408

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets	(176,298)	(1,246,473)
Purchases of tangible fixed assets	(418,243)	(992,706)
Proceeds from short- and long-term investments, net	91,456	83,452
Proceeds from sale of equipment and intangibles	16,734	23,753
	------------	-----------------
Net cash used in investing activities	(486,351)	(2,131,974)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Net proceeds from/(repayment of) Bank Credit Facilities	(152,222)	1,430,651
Repayment of Loan Facility	-	(836,158)
Proceeds from/(redemption of) Notes issuance	(655,621)	704,141
Net change in overdraft facility	30,182	(36,342)
	------------	--------------
Net cash (used in)/ from financing activities	(777,661)	1,262,292

Net decrease in cash and cash equivalents	(20,832)	(9,274)

Effect of foreign exchange changes on cash and cash equivalents	536	(384)

Cash and cash equivalents at beginning of period	36,511	29,465
	------------	---------------
Cash and cash equivalents at end of period	16,215	19,807

#

 Annex 4

Consolidated Statements of Changes in Equity - Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated (deficit)/profit	Total

Balance as at January 1, 2001	471,000	409,754	-	(193,807)[10]	686,947
Effect of adopting IAS 39	-	-	-	(21,468)	(21,468)
Fair value losses on cash flow hedge less tax effect	-	-	35,127		35,127
Net profit for the period	-	-	-	199,922	199,922
	----------------	------------------	------------	----------------	-------------
Balance as at September 30, 2001 (unaudited)	471,000	409,754	35,127	15,353	900,528
Fair value losses on cash flow hedge, less tax effect	-	-	(132,082)	-	(132,082)
Net profit for the period	-	-	-	227,299	227,299
	----------------	------------------	------------	----------------	-------------
Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946	995,745
	=============	==============	=============	=============	===========
Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745
Fair value gains on cash flow hedge, less tax effect	-	-	46,193	-	46,193
Net profit for the period	-	-	-	142,173	142,173
	----------------	------------------	------------	----------------	-------------
Balance as at September 30, 2002 (unaudited)	471,000	409,754	(50,762)	354,119	1,184,111
	=============	==============	=============	=============	===========

#

Annex 5

Statistical data

		Three months ended September 30, 2002 (unaudinted)	Nine months ended September 30, 2002 (unaudited)	Three months ended September 30, 2001 (unaudited)	Nine months ended September 30, 2001 (unaudited)

Number of subscribers (at the end of the period)		4,549,274	4,549,274	3,503,695	3,503,695
	Postpaid	2,469,046	2,469,046	2,284,562	2,284,562
	Prepaid	2,080,228	2,080,228	1,219,133	1,219,133

Gross adds		492,938	1,373,036	396,662	1,204,600
	Postpaid	181,331	531,278	217,852	690,738
	Prepaid	311,607	841,758	178,810	513,862

MOU		136	138	160	158
	Postpaid	196	193	201	194
	Prepaid	61	62	80	81

Outgoing MOU		64	65	73	72
	Postpaid	102	100	100	96
	Prepaid	18	17	21	20

SMSs		18	17	13	12
	Postpaid	18	17	13	12
	Prepaid	18	15	11	11

Churn		1.4	1.6	2.1	1.8
	Postpaid	1.5	1.9	2.4	2.3
	Prepaid	1.4	1.3	1.4	0.7

ARPU		95.9	95.5	106.4	105.2
	Postpaid	143.9	137.0	140.1	136.0
	Prepaid	36.5	35.0	40.6	38.4

Cost of Acquisition		343.1	375.1	486.1	560.8
	Postpaid	799.2	743.5	791.1	858.1
	Prepaid	77.7	123.5	114.5	161.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

November 13,  2002

Footnotes

1 For the convenience of the reader, Zloty amounts have been translated into US Dollars at the rate of PLN 4.1482 per US Dollar, the fixing rate announced by the National Bank of Poland on September 30, 2002.

2 Cash interest paid, net consists of interest paid excluding interest on licenses.

3 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes, Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

4 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities, finance lease payables. Short term portion of index swaps has been presented as an asset and has not been included in the calculations.

5 Reflects gross additions of tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended September 30, 2002.

6 Represents gross value of plant and equipment.

7 Represents gross value of GSM and UMTS licenses.

8 Represents gross value of computer and network software.

9 Represents gross additions to tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended September 30, 2002.

10 The amount of PLN 193,807 representing accumulated deficit as of January 1, 2001 PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment made in 2000.

#